                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No. 1 )*

                   Medical Graphics Corporation
      _____________________________________________________
                         (Name of Issuer)

                   Common Stock, $ .05 Par Value
      ______________________________________________________
                 (Title of Class of Securities)

                           584907108
               ____________________________________
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement | |. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                            Page 1 of 12 Pages
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CUSIP No. 584907109              13G         Page  2   of   12

- ----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Fund III, L.P.  ("The Fund")
     F13-3737427
- ----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
- ----------------------------------------------------------------
(3)  SEC USE ONLY

- ----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER              258,900
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER         258,900
 REPORTING     -------------------------------------------------
PERSON WITH    (8) SHARED DISPOSITIVE POWER        None
- ----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     258,900
- ----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

- ----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.2
- ----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IV
- ----------------------------------------------------------------

CUSIP No. 584907109             13G             Page  3  of  12

- ----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MGP Advisers Limited Partnership ("MGP)
     F13-3263120
- ----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
- ----------------------------------------------------------------
(3)  SEC USE ONLY

- ----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER              None
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER            None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER         258,900
 REPORTING     -------------------------------------------------
PERSON WITH    (8) SHARED DISPOSITIVE POWER       None
- ----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     258,900
- ----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

- ----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.2
- ----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IA
- ----------------------------------------------------------------

CUSIP No. 584907109             13G         Page  4  of  12

- ----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AWM Investment Company, Inc. ("AWM")
     11-2086452
- ----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
- ----------------------------------------------------------------
(3)  SEC USE ONLY

- ----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER             104,700
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER           None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER        363,600
 REPORTING     -------------------------------------------------
PERSON WITH    (8) SHARED DISPOSITIVE POWER      None
- ----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

      363,600
- ----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

- ----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.3
- ----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IA
- ----------------------------------------------------------------

CUSIP No. 584907109              13G         Page  5   of   12

- ----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Austin W. Marxe
     ###-##-####
- ----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
- ----------------------------------------------------------------
(3)  SEC USE ONLY

- ----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER            104,700
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER          258,900
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER       363,600
 REPORTING     -------------------------------------------------
PERSON WITH    (8) SHARED DISPOSITIVE POWER       None
- ----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     363,600
- ----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

- ----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.3
- ----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IN
- ----------------------------------------------------------------

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                                                              Page 6 of 12 Pages

Item 1.

(a)  NAME OF ISSUER:  Medical Graphics Corporation

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
     350 Oak Grove Parkway, ST. Paul,  MN  55127

Item 2.

(a)-(c) NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE; AND PLACE OF ORGANIZATION: This statement is filed on behalf of (i) Special Situations Fund III, L.P., a Delaware limited partnership (the "Fund"), (ii) MGP Advisers Limited Partnership, a Delaware Limited Partnership ("MGP"), (iii) AWM
Investment Company, Inc., a Delaware corporation ("AWM") and (iv) Austin W. Marxe. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." The principal office and business address of the Reporting Persons is 153 East 53 Street, New
York, New York 10022.   The busines of the Fund is to acquire, purchase, invest
in, sell, convey, transfer, exchange and otherwise trade in principally equity and equity related securities. MGP is a general partner of and investment adviser to the Fund. MGP is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The principal business of MGP is to act as a general partner of and investment adviser to the Fund. AWM, a Delaware corporation primarily owned by Austin Marxe, serves as the sole
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                                                              Page 7 of 12 Pages

general partner of MGP. AWM is a registered investment adviser under the Investment Advisers Act of 1940 and also serves as the investment adviser to, and general partner of, Special Situations Cayman Fund, L.P., a limited partnership formed under the laws of the Cayman Islands (the "Cayman Fund"). Austin W. Marxe is also the principal limited partner of MGP and is the President and Chief Executive Officer of AWM. Mr. Marxe is principally responsible for the selection, acquisition and disposition of the portfolio securities by AWM on behalf of MGP, the Fund and the Cayman Fund.

2(b)      TITLE OF CLASS OF SECURITIES: See cover sheets.

2(c)      CUSIP NUMBER:  See cover sheets.

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a) ( )   Broker or Dealer registered under section 15 of the Act

(b) ( )   Bank as defined in section 3(a) (6) of the Act

(c) ( )   Insurance Company as defined in section 3(a) (19) of the Act

(d) (x) Investment Company registered under section 8 of the Investment Company Act

(e) (x) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
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                                                              Page 8 of 12 Pages

           Security Act of 1974 or Endowment Fund

(g) (x)   Parent Holding Company, in accordance with $240.13d
          -1 (b) (ii) (G)

(h) ( )   Group, in accordance with $240.13d-1 (b) (1) (ii) (H)

See Exhibit A attached hereto.

Item 4.   OWNERSHIP:

(a) AMOUNT BENEFICIALLY OWNED: 363,600 shares of Common Stock are beneficially owned by Austin W. Marxe and AWM; of which 258,900 shares are owned by the Fund and 104,700 shares are owned by the Cayman Fund. 258,900 shares of Common Stock are beneficially owned by the Fund and MGP.

(b) PERCENT OF CLASS: 14.3 percent of the Common Stock are beneficially owned by Austin Marxe and AWM. 10.2 percent of the Common Stock are beneficially owned by MGP and the Fund.

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS RIGHTS TO VOTE AND/OR DISPOSE OF SECURITIES: The Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all securities reported hereby which are beneficially owned by the Fund. MGP has the sole power to dispose or to direct the disposition of all securities reported hereby which are beneficially owned by MGP. AWM has the the sole power to vote or to direct the vote of securities reported hereby which are beneficially owned by AWM by virtue of it being the
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                                                              Page 9 of 12 Pages

     Investment Adviser to the Special Situations Cayman Fund, L.P.. AWM has the sole power to dispose or to direct the disposition of all securites reported hereby which are beneficially owned by AWM. Austin Marxe has the sole power to vote or to direct the vote of securities reported hereby which are beneficially owned by Austin Marxe by virtue of being the primary owner of and President and Chief Executive Officer of AWM. Austin W. Marxe has shared power to vote or to direct the vote of all shares beneficially owned by Austin Marxe by virtue of being an Individual General Partner of the Fund. Austin W. Marxe has the sole power to dispose or to direct the disposition of all securities reported hereby which are beneficially owned by Austin Marxe.

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of
securities, check the following     .

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: The Fund and the Cayman Fund as owners of the securities in question, have the right to receive any dividends from, or proceeds from the sale of, such securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT

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                                                             Page 10 of 12 Pages
HOLDING COMPANY:  See Exhibit A attached hereto.

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable

Item 9. NOTICES OF DISSOLUTION OF GROUP:  Not applicable.

Item 10. CERTIFICATION:

               Each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                             Page 11 of 12 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   7/31/96
       ----------

                                   SPECIAL SITUATIONS FUND III, L.P.



                                   By:/s/ Austin W. Marxe
                                      ----------------------------
                                        Austin W. Marxe
                                        Individual General Parnter

                                   MGP ADVISERS LIMITED PARTNERSHIP
                                   By: AWM Investment Company, Inc.



                                   By:/s/ Austin W. Marxe
                                      ----------------------------
                                        Austin W. Marxe
                                        President and Chief Executive Officer

                                   AWM INVESTMENT COMPANY, INC.



                                   By: /s/ Austin W. Marxe
                                      ----------------------------
                                        Austin W. Marxe
                                        President and Chief Executive Officer




                                        /s/ Austin W. Marxe
                                      ----------------------------
                                        AUSTIN W. MARXE
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                                                             Page 12 of 12 Pages





                                    EXHIBIT A


     This Exhibit explains the relationship between the Reporting Persons. AWM is the sole general partner of MGP, a registered investment adviser under the Investment Advisers Act of 1940, as amended. MGP is a general partner of and investment adviser to the Fund. AWM is a registered investment adviser under the Investment Advisers Act of 1940 and also serves as the general partner of, and investment adviser to, the Cayman Fund. Austin W. Marxe is the principal owner and President of AWM.